SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                      EURONET SERVICES INC.
                        (Name of Issuer)


             COMMON STOCK, PAR VALUE $0.02 PER SHARE
                 (Title of Class of Securities)


                            298736109
                         (CUSIP Number)


MICHAEL J. BROWN         Copies to:     David D. Gatchell
12617 Juniper Circle                    David M. Staker
Leawood, Kansas 66209                   Sonnenschein Nath &
913-491-3862                             Rosenthal
913-491-9622 (fax)                      4520 Main Street
                                        Kansas City, Missouri
                                         64111
                                        816-932-4400
                                        816-531-7545   (fax)
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          MARCH 6, 1997
     (Date of Event Which Requires Filing of This Statement)

CUSIP NO.:          Schedule 13D        March 17, 1997

1)   NAME OF REPORTING PERSON:  Michael J. Brown.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not
     Applicable.


3)   SEC USE ONLY:


4)   SOURCE OF FUNDS:  OO.


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.


6)   PLACE OF ORGANIZATION:  Not Applicable.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

     7)   SOLE VOTING POWER:  3,132,277.


     8)   SHARED VOTING POWER:  None.


     9)   SOLE DISPOSITIVE POWER:  3,132,277.


     10)  SHARED DISPOSITIVE POWER:  None.


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     3,132,277 shares.


12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:  Not Applicable


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.69%.


14)  TYPE OF REPORTING PERSON:  IN.

CUSIP NO.:          Schedule 13D        March 17, 1997


ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule relates is the common stock, par value $0.02 per share ("Common Stock"), of Euronet Services Inc., a
          Delaware corporation (the "Issuer").

               The address of the principal executive office of the Issuer is ZSIGMOND ter 10, H-1023 Budapest Hungary. The United States mailing address of the Issuer is 12617
          Juniper Circle, Leawood, Kansas 66209.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  This Schedule is being filed by Michael J. Brown
               (the "Reporting Person").

          (b)  12617 Juniper Circle
               Leawood, Kansas 66209

          (c) The Reporting Person is the Chief Executive Officer of the Issuer, Euronet Services, Inc., and a member of its Board of Directors.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Person is a citizen of the United
               States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person acquired its ownership in the Issuer in exchange for its holdings of Euronet Holding N.
          V. ("Holding") in connection with the reorganization of Holding into a Delaware corporation.


ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Person holds the Common Stock for investment purposes, but reserves the right to exercise any and all rights and privileges as a stockholder of the Issuer in a manner consistent with his own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or his Common Stock.

               Except as set forth in this Schedule, the Reporting Person has no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person reserves the right to change his intentions with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Form S-1 Registration Statement, dated March 6, 1997 (Commission File No. 333-18121).

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person has had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

          1. On March 6, 1997, the Reporting Person exchanged all of his holdings in Euronet Holding N.V. for 3,132,277 shares of the Common Stock.

          The Reporting Person has not had any other transactions in the Common Stock during the last 60 days.

     (d) No person, other than the Reporting Person, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the Common Stock held by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 17, 1997

SIGNATURE:     /s/ Michael J. Brown